EXHIBIT 99.3

Disclosure for debenture holders as of September 30, 2014

1.	Summary of Financial Undertakings (according to repayment dates) as of September 30, 2014

Israeli Securities Law Regulations (Periodic and Immediate Reports) 38e

a.	Convertible debentures issued to the public by the Company and held by the public.

	Principal payments	Gross interest payments (without deduction of tax)	Total
	ILS

First year	30,247,270	2,418,138	32,665,408
Second year	30,247,269	482,567	30,729,836
Total	60,494,539	2,900,705	63,395,244

b.	Bank guarantees as of September 30, 2014, totaling US $238 thousand

2.	Details with Regard to Company Debentures

Israeli Securities Law Regulations (Periodic and Immediate Reports) 10(b)13 and 48c(12)

Issue Date	Par value at issuance (US Dollar)	Accumulated interest (US Dollar)	Book value (US Dollar) as of September 30, 2014	Market Value (US Dollar) as of September 30, 2014	Interest payment dates	Principal payment schedule	Type of interest	Converted to another security
10/18/2009	27,063,599	87,306	15,896,714	16,863,058	Quarterly payments on the outstanding debt, on December 1st, 2009 and on March 1st, June 1st, September 1st and December 1st of each of the years 2010 to 2015.	Two equal installments: of 40% each on December 1, 2014 and December 1, 2015.	Bears annual interest at a variable rate, plus annual margin of 6.1% above the annual interest rate for Israeli Government Debentures (Series 817) for each interest period.	Yes

3.	Details with Regard to the Trustee

MISHMERET TRUST COMPANY LTD, No. Corporate 51-377133-7, Address: 46-48 Menachem Begin, Tel Aviv, Israel
Contact information: Rami Sebty, Vice President, Telephone No.: 972-3-6374355, Fax No.: 972-3-6374344, e-mail ramis@bdo.co.il

4.	Conversion of convertible debentures

Major Conversion Details	Conversion ratio	Security Details
Debentures may be converted each trading day from registration of the Debentures until November 15th, 2015 except during November 16th to December 1st of each of the years 2013 and 2014.	From December 2nd, 2012 to November 15th, 2015, each NIS 37.12 par value debentures (Series C) may be convertible into one ordinary share of NIS 1 par value of the company.	Ordinary shares of NIS 1 par value

5.	At the end of the reporting period and during such reporting period the Company has complied with all the conditions and obligations under the trust deed.